SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



[ X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1999

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____ to _____


                         Commission file number 1-11368

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         PARAGON RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia  30092









                                                                          Page 1
                                                        Exhibit Index at Page 20

                                    I. REPORT

Audited Financial Statements and Supplemental Schedule, Paragon Retirement Investment Savings Management Plan, Year ended December 31, 1999 and as of December 31, 1998 with Report of Independent Auditors, prepared in accordance with the financial reporting requirements of ERISA.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Paragon Retirement Investment Savings Management Plan

YEAR ENDED DECEMBER 31, 1999 AND AS OF DECEMBER 31, 1998
WITH REPORT OF INDEPENDENT AUDITORS

                          Paragon Retirement Investment

                             Savings Management Plan

                          Audited Financial Statements

                            and Supplemental Schedule

            Year ended December 31, 1999 and as of December 31, 1998




                                    CONTENTS

Report of Independent Auditors (Ernst & Young LLP).............................5
Report of Independent Auditors (Arthur Andersen LLP)...........................6

Audited Financial Statements

Statements of Net Assets Available for Benefits................................7
Statement of Changes in Net Assets Available for Benefits......................8
Notes to Audited Financial Statements..........................................9


Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year................18

                         Report of Independent Auditors

Plan Administrator of Paragon Retirement
Savings Management Plan

We have audited the accompanying statement of net assets available for benefits of Paragon Retirement Investment Savings Management Plan as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                           /s/ Ernst & Young LLP

June 23, 2000
Atlanta, Georgia

                         Report of Independent Auditors

To the Plan Administrator of the
Paragon Retirement Investment
Savings Management Plan:

We have audited the accompanying statement of net assets available for benefits of the PARAGON RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN as of December 31, 1998. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 8 to the accompanying financial statements, Paragon Trade Brands, Inc., the plan sponsor, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. The accompanying financial statements have been prepared assuming that the Paragon Retirement Investment Savings Plan will continue as a going concern. However, because of the plan sponsor's Chapter 11 filing, there is substantial doubt about whether the Plan will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Arthur Andersen LLP

Atlanta, Georgia
June 11, 1999
(except with respect to the matter discussed in the penultimate paragraph of Note 8, as to which the date is June 22, 1999)

                          Paragon Retirement Investment

                             Savings Management Plan

                 Statements of Net Assets Available for Benefits

                                                                                DECEMBER 31
                                                                        1999                  1998
                                                                --------------------------------------------
ASSETS
Investments, at fair value                                            $26,289,436           $19,849,733
Contributions receivable:
    Participant                                                           221,485               206,011
    Employer                                                            1,625,990             2,504,929
                                                                --------------------------------------------
Total contributions receivable                                          1,847,475             2,710,940
                                                                --------------------------------------------
Total assets                                                           28,136,911            22,560,673

LIABILITIES
Refunds payable to participants                                                 -                89,682
                                                                --------------------------------------------
Net assets available for benefits                                     $28,136,911           $22,470,991
                                                                ============================================



SEE ACCOMPANYING NOTES.

                          Paragon Retirement Investment

                             Savings Management Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999

Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value of investments                                      $       523,040
     Interest and dividends                                                                   1,503,092
                                                                                      ----------------------
                                                                                              2,026,132

   Contributions:
     Employer                                                                                 3,088,161
     Participants                                                                             2,559,352
                                                                                      ----------------------
                                                                                              5,647,513
                                                                                      ----------------------
Total additions                                                                               7,673,645

Deductions from net assets attributed to:
   Benefit payments                                                                           1,968,228
   Administrative expenses                                                                       39,497
                                                                                      ----------------------
                                                                                              2,007,725
                                                                                      ----------------------
Net increase                                                                                  5,665,920

Net assets available for benefits:
   Beginning of year                                                                         22,470,991
                                                                                      ----------------------
   End of year                                                                              $28,136,911
                                                                                      ======================



SEE ACCOMPANYING NOTES.

                          Paragon Retirement Investment

                             Savings Management Plan

                          Notes to Financial Statements

                                December 31, 1999

1. DESCRIPTION OF THE PLAN

GENERAL

The Paragon Retirement Investment Savings Management Plan (the "Plan") is a defined contribution plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). The Plan is sponsored by Paragon Trade Brands, Inc. (the "Company"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

ELIGIBILITY

Employees of the Company who have completed six months of service are eligible to participate in the Plan except for employees covered by a collective bargaining unit (unless there is a written agreement providing for this participation), employees who are nonresident aliens and earn no U.S.-source income, employees classified as bag stickering, and hourly paid administrative employees.

PLAN ADMINISTRATION

The Plan is administered by the plan administrative committee (the "Committee"), which is appointed by the board of directors of the Company. The Plan's investments were held under a trust agreement with Vanguard Fiduciary Trust Company (the "Trustee").

CONTRIBUTIONS

Eligible employees may elect to defer up to 15% of their compensation through payroll deductions, subject to certain limitations under the Code. The Company matched employee deferral contributions at the rate of 50% for all contributions up to 6% of each participant's eligible compensation that were made from January 1, 1999 to March 1, 1999. The Company made no matching contributions on employee deferral contributions that were made after March 1, 1999.

                          Paragon Retirement Investment

                             Savings Management Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

Effective January 1, 1999, the Company began contributing 3% of eligible compensation (also know as "employer retirement contributions") to the Plan for all eligible participants regardless of whether or not they are actively contributing to the Plan. In addition, the Company may, at its discretion, make profit-sharing contributions to the Plan in amounts to be determined by the Board of Directors. The Company made a $1,461,846 profit sharing contribution to the Plan for the year ended December 31, 1999.

Effective May 15, 1999, employee contributions, employer contributions and interfund transfers to the Paragon Common Stock Fund are no longer permitted.

PARTICIPANT LOANS

A participant may borrow up to the lesser of 50% of their vested account balance, excluding profit-sharing contributions and retirement contributions, or $50,000, reduced by the highest loan amount outstanding during the preceding
12-month period, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months, except for loans used to purchase the participant's primary residence, which can be repaid over a longer period. All loans bear interest at rates set by the Committee based on the rates charged by commercial lenders for similar loans.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                          Paragon Retirement Investment

                             Savings Management Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their employee deferral contributions and employer retirement contributions plus actual earnings thereon. Vesting in the employer contribution related to matching of the employee deferral and profit sharing portion plus actual earnings thereon is based on the number of years of service with the Company, including any years of service when the participant was eligible and did not participate in the Plan. Participants are fully vested with respect to profit sharing and employer matching contributions after completing three years of credited service.

Forfeitures of employer contributions are used to offset employer matching contributions or administrative expenses for the same and/or future Plan years. The forfeiture account balance as of December 31, 1999 and 1998 was $89,720 and $35,980, respectively. The Company used $35,889 of forfeitures to pay administrative expenses in 1999.

PAYMENT OF BENEFITS

All  amounts  credited  to  a  participant's  account  are  distributed  without
forfeiture  upon  termination  of  employment  for  death,   total   disability,
retirement at age 65, or after completion of three or more years of service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

                          Paragon Retirement Investment

                             Savings Management Plan

                    Notes to Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION

The Plan's investments are stated at fair value as established by Vanguard Fiduciary Trust Company, the trustee of the Plan's investment assets. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at fair value which is approximated by cost.

INVESTMENT INCOME

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Purchases and sales of securities are recorded on a trade date basis.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan and investment management fees are paid out of Plan assets, unless paid by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

                          Paragon Retirement Investment

                             Savings Management Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                               DECEMBER 31
                                                                        1999                 1998
                                                                ------------------------------------------
Vanguard 500 Index Fund                                               $7,467,405           $5,024,933
Vanguard U.S. Growth Fund                                              6,608,592            4,839,677
Vanguard Windsor II Fund                                               4,358,223            4,151,471
Vanguard Wellesley Income Fund                                         2,645,598            2,354,094
Vanguard Retirement Savings Trust                                      2,326,480               *

* Amount was less than 5%.

The Plan's investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                         1999
                                                                ----------------------
Mutual Funds                                                           $ 854,889
Paragon Common Stock Fund                                               (331,849)
                                                                ----------------------
                                                                       $ 523,040
                                                                ======================

                          Paragon Retirement Investment

                             Savings Management Plan

                    Notes to Financial Statements (continued)

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 1995, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

During 1999, the Plan purchased 75,323 common shares of Paragon Trade Brands, Inc. with a fair value of $232,331. During 1999, the Plan sold 196,361 common shares of Paragon Trade Brands, Inc. for proceeds of $428,833, resulting in a loss of $1,269,274 based on historical cost.

As of December 31, 1999 and 1998, the Plan held 143,085 and 264,123 shares of Paragon Trade Brands, Inc. Common Stock with a fair value of $32,910 and $561,261, respectively.

Certain Plan investments are shares of common trust funds managed by the Trustee; therefore, these transactions qualify as party-in-interest. The Company paid certain administrative expenses on behalf of the Plan for the year ended December 31, 1999.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

                          Paragon Retirement Investment

                             Savings Management Plan

                    Notes to Financial Statements (continued)

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to those per the Form 5500 as of December 31:

                                                                       1999                 1998
                                                                -------------------- --------------------
Net assets available for benefits per the financial statements        $28,136,911          $22,470,991
Benefits payable to participants                                                -              (46,515)
                                                                -------------------- --------------------
Net assets available for benefits per the Form 5500                   $28,136,911          $22,424,476
                                                                ==================== ====================

The following is a reconciliation of benefits paid to participants per the financial statements to those per the Form 5500:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                           1999
                                                                   ----------------------
Benefits paid per the financial statements                                $1,968,228
Benefits payable to participants at December 31, 1998                        (46,515)
                                                                   ----------------------
Benefits paid per the Form 5500                                           $1,921,713
                                                                   ======================

8. CHAPTER 11 BANKRUPTCY OF PLAN SPONSOR

Paragon Trade Brands, Inc., the Plan sponsor, filed a voluntary petition on January 6, 1998 for relief under Chapter 11 of the U.S. Bankruptcy Code due to the fact that the District Court for the District of Delaware issued a judgment and opinion finding that the Company's diaper products infringe certain patents held by the Proctor & Gamble Company ("P&G"). Kimberly Clark Corporation ("K-C") had also filed a similar patent infringement lawsuit against the Company. During the first quarter of 1999, the Company entered into settlement agreements with P&G and K-C which, if approved by the Bankruptcy Court, will fully and finally settle all matters related to these actions. In the event these settlement agreements are approved and a plan of reorganization is approved by the Bankruptcy Court, continuation of the business thereafter is dependent

                          Paragon Retirement Investment

                             Savings Management Plan

                    Notes to Financial Statements (continued)

on the Company's ability to achieve successful future operations. The accompanying financial statements have been prepared assuming that the Paragon Retirement Investment Savings Management Plan will continue as a going concern. However, should the Plan be terminated, the assets of the Plan would be liquidated at their then fair value and distributed to participants. All assets of the Plan are held in trust and are protected from the creditors of the Company. However, because of the Plan sponsor's Chapter 11 filing, at December 31, 1998 there was substantial doubt about whether the Plan would continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the year ended December 31, 1999, the Company continued to negotiate settlement alternatives related to this litigation. See Note 9 for a discussion of the resolution of this matter.

On June 22, 1999, the Company in conjunction with the New York Stock Exchange announced that trading in the common stock of the Company would be suspended prior to the opening of trading on July 8, 1999, or such earlier date as (i) the Company commenced trading in another securities marketplace, (ii) information was received that the Company does not meet the listing requirements of the other securities marketplace, or (iii) the Company made a material news announcement.

On July 9, 1999, the common stock of the Company began trading on the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board.

9. SUBSEQUENT EVENTS

On January 28, 2000, the Company emerged from bankruptcy after a management reorganization plan and settlement of a patent infringement lawsuit against the Company were approved by the Bankruptcy court. These events have had no significant effect on the Plan's financial statements.

                              Supplemental Schedule

                          Paragon Retirement Investment

                             Savings Management Plan

                          EIN: 91-1554663 Plan No. 001

                               Schedule H, Line 4i

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

                         (B)
                 IDENTITY OF ISSUE,                                                                          (E)
                  BORROWER, LESSOR                                       (C)                               CURRENT
 (A)              OR SIMILAR PARTY                            DESCRIPTION OF INVESTMENT                     VALUE
-------------------------------------------------------------------------------------------------------------------------
       COLLECTIVE TRUST FUND
  *    Vanguard Group, Inc.                       Vanguard Retirement Savings Trust                    $    2,326,480

       MUTUAL FUNDS
  *    Vanguard Group, Inc.                       Vanguard 500 Index Fund                                   7,467,405
  *    Vanguard Group, Inc.                       Vanguard International Growth Fund                          880,231
  *    Vanguard Group, Inc.                       Vanguard Small Cap Index Fund                               244,220
  *    Vanguard Group, Inc.                       Vanguard Total Bond Market Index Fund                       915,929
  *    Vanguard Group, Inc.                       Vanguard U.S. Growth Fund                                 6,608,592
  *    Vanguard Group, Inc.                       Vanguard  Wellesley Income Fund                           2,645,598
  *    Vanguard Group, Inc.                       Vanguard  Windsor II Fund                                 4,358,223

       COMMON STOCK
  *    Paragon Trade Brands, Inc.                 Common stock                                                 32,910

       Participant Loans                          Interest Rates from 8% to 11%                               809,848
                                                                                                     --------------------
                                                                                                       $   26,289,436
                                                                                                     ====================

     * Indicates a party-in-interest to the Plan.

     Note: Column (d) has not been presented as that information is not required.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   PARAGON TRADE BRANDS, INC.
                                                   PARAGON RETIREMENT INVESTMENT
                                                   SAVINGS MANAGEMENT PLAN



                                                   By:     /S/ KATHY L. EVENSON
                                                        ------------------------
                                                              Kathy L. Evenson
                                                              Plan Administrator

July 13, 2000

                                  Exhibit Index

EXHIBIT NO.                DESCRIPTION

23.1.1                     Consent of Independent Auditors (Ernst & Young LLP)
23.1.2                     Consent of Independent Auditors (Arthur Andersen LLP)